August 25, 2025 VIA EDGAR United States Securities and Exchange Commission Division of Corporation Finance Office of Finance 100 F Street NE Washington, D.C. 20549	Orrick, Herrington & Sutcliffe LLP 51 West 52nd St. New York, NY 10019 +1 (212) 506-5000 orrick.com Mark Mushkin E mmushkin@orrick.com D +1 (212) 506-3507

Attn:	Eric Envall

Christian Windsor

Sarmad Makhdoom

Robert Klein

Re:	Neptune Insurance Holdings Inc. Amendment No. 1 to Draft Registration Statement on Form S-1 Submitted August 11, 2025 CIK No. 0002067129

Ladies and Gentlemen:

On behalf of our client, Neptune Insurance Holdings Inc., a Delaware corporation (“Neptune,” or the “Company”), we are writing to submit the Company’s responses to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Commission”) with respect to the above-referenced Draft Registration Statement on Form S-1 (the “Draft Registration Statement”), which amended the Company’s draft registration statement initially submitted to the Commission on July 2, 2025, contained in the Staff’s letter dated August 21, 2025 (the “Comment Letter”). Concurrently with the submission of this response letter, the Company has revised the Draft Registration Statement and is submitting via EDGAR an amended Draft Registration Statement on Form S-1 (the “Amended Draft Registration Statement”). In addition to addressing the comments raised by the Staff in its letter, the Company has revised the Amended Draft Registration Statement to update other disclosures.

For ease of reference, each comment contained in the Comment Letter is printed below in bold and is followed by the Company’s response. All page references in the responses set forth below refer to page numbers in the Amended Draft Registration Statement. Capitalized terms used but not defined herein have the meanings set forth in the Amended Draft Registration Statement.

August 25, 2025

Draft Registration Statement on Form S-1 submitted August 11, 2025

Our Business Model, page 6

1.

We note your disclosure in the risk factor on page 34 that capacity providers may seek “repayment of commissions.” Revise your disclosure to discuss the conditions under which your capacity providers have the right to request repayment of commission that you have received. To the extent that you have had any material repayment obligations, please revise the flow chart on page 12 as well as revise the risk factor on page 34 to put the risk of repayment demands by capacity providers in the appropriate context.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that, on further review, the disclosure on page 34 of the Amended Draft Registration Statement has been updated to delete the reference that capacity providers may seek “repayment of commissions,” as there are not any conditions under which the Company’s capacity providers have the right to request repayment of commissions that the Company has received.

Our Growth Strategy, page 12

2.	We note your response to comment 7. Please tell us how you determined that your implementation of new technology and selling new policies will create growth without incurring material additional costs.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has updated the disclosure on pages 15 and 107 of the Amended Draft Registration Statement as requested to clarify that the Company intends to build and maintain such new technology using its existing technology development team, including the Neptune Engineering Group and Neptune Data Science Group, to facilitate growth without requiring material changes to the Company’s cost structure.

Corporate Structure, page 18

3.	We note the revisions that you made in response to comment 8. Please augment the second diagram on page 20 to include disclosures that show the impact to the voting and economic interests of the various shareholder groups assuming the completion of the Class B Stock Exchange and if Mr. Burgess exercises his rights under the Class B Equity Exchange Agreement.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has updated the disclosure on page 20 of the Amended Draft Registration Statement as requested.

Reform or repeal of the Biggert-Waters Act could materially reduce sales, page 50

4.	Revise this section to discuss prior changes to the Biggert-Waters Act, including the 2014 reform bill as well as subsequent rulemaking. Please further revise your disclosure to discuss any significant efforts to change the law in more recent periods. Investors must be able to accurately understand the possibility that there are currently efforts to change the legal underpinnings of private flood insurance.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has updated the disclosure on pages 50 and 51 of the Amended Draft Registration Statement as requested. The Company further respectfully advises the Staff that it is not aware of any significant efforts at present to change the relevant provisions of the Biggert-Waters Act applicable to the establishment of the private flood insurance market or otherwise change the legal underpinnings of private flood insurance.

August 25, 2025

The Neptune Advantage, page 105

5.	We note your response to comment 3 as well as your revised disclosure about how Triton and Poseidon provide you with a competitive advantage over other flood insurance providers and provide a value proposition for your policy holders and capacity providers. We also note that you state that the lack of access to NFIP data is a key barrier to entry keeping other insurers from entering this market. Please provide a discussion of management’s view as to why you believe that data related to flood losses, beyond those collected through your own operational data, while potentially important to competitors who may want to enter this business, is not material to your own ability to accurately price insurance risks.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has updated the disclosure on pages 1 and 93 of the Amended Draft Registration Statement as requested.

The Company further respectfully advises the Staff that, in making reference to limited access to historical claims and performance data as a key barrier to entry to the private flood insurance market, the Company is referring to the competitive advantage it believes it has generated as the first scaled private flood platform, which has allowed the Company to gather years of claims and performance data through its operations that is not available to prospective new entrants, and which the Company believes would not be available to such new entrants until such time as they have generated a similar scope of data through their own operations. This is in part because there is no publicly available NFIP claims and performance data at the individual property level. The Company does not believe that access to NFIP data, if made available, would of itself be sufficient to enable a new entrant to optimize pricing and underwriting decisions in a competitive manner, or that lack of access to NFIP data would of itself serve as a key barrier to entry for new participants in the private flood insurance market.

Principal and Selling Stockholders, page 137

6.	We note your disclosure that the table on this page does not reflect shares that may be purchased in the directed share program. Please revise the table and this disclosure to include disclosure that does reflect the anticipated purchases that named parties intend to make in the offering.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that none of the stockholders, selling stockholders, directors or officers named in the “Principal and Selling Stockholders” table will purchase shares in the directed share program and it has updated the disclosure on page 137 of the Amended Draft Registration Statement to delete the noted reference.

Our Growth Strategy, page 12

7.	We note your response to prior comment 21 indicating that the premium deposits represent advance payments received from policyholders, which are not the Company’s customers, and therefore do not represent deferred revenue. We also note that these appear to be classified as contract liabilities in accordance with ASC 606 based on your disclosure on page F-10. Please address the following:

●	Provide us with your analysis explaining your determination that the policyholders do not meet the definition of a customer.

●	Tell us how these advanced payments meet the definition of contract liabilities, as defined under ASC 606, if they do not yet represent funds received from a customer.

●	Please also consider the need to revise your disclosures to clarify accordingly given your disclosure on page F-10 states that policyholder payments received in advance of commencement of the performance obligation are recorded as a contract liability.

●	Your response describes scenarios and situations in which some portions are treated as a operating cash inflows and financing cash outflows. Provide us with an illustrative example demonstrating and describing the portions and amounts that you classify as operating and financing activities, as described in your response. In doing so, explain if and how the amounts classified as operating include or exclude amounts ultimately recognized as revenue by the Company.

Response: The Company respectfully acknowledges the Staff’s comments and advises the Staff that it has responded to the Staff’s comments above, in order, below:

August 25, 2025

Provide us with your analysis explaining your determination that the policyholders do not meet the definition of a customer.

Per the ASC 606-10-20 definition, a customer is a party that has contracted with an entity to obtain goods or services that are an output of the entity’s ordinary activities in exchange for consideration. The Company’s ordinary course services are arranging and binding insurance policies on behalf of carriers. The Company has identified the agreements with carriers that include details as to the services to be performed, terms of payment, the percentage of commissions to be paid, as well as any additional fees to be collected. The Company’s enforceable rights and obligations (including compensation terms) are established in contracts with carriers, not with policyholders. The Company’s entitlement to consideration (commissions and fees) also arises under the carrier contract. Therefore, the Company has concluded that its customer is the carrier, rather than policyholders.

Tell us how these advanced payments meet the definition of contract liabilities, as defined under ASC 606, if they do not yet represent funds received from a customer.

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has updated the disclosure on F-10 and F-29 of the Amended Draft Registration Statement as requested, to remove reference to contract liabilities. Premium deposits is a more appropriate characterization as they do not represent true contract liabilities as defined by ASC 606.

Please also consider the need to revise your disclosures to clarify accordingly given your disclosure on page F-10 states that policyholder payments received in advance of commencement of the performance obligation are recorded as a contract liability.

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has updated the disclosure on F-10 and F-29 of the Amended Draft Registration Statement as requested.

Your response describes scenarios and situations in which some portions are treated as a operating cash inflows and financing cash outflows. Provide us with an illustrative example demonstrating and describing the portions and amounts that you classify as operating and financing activities, as described in your response. In doing so, explain if and how the amounts classified as operating include or exclude amounts ultimately recognized as revenue by the Company.

Below is an illustrative example demonstrating how premium deposit activity is reflected in the statement of cash flows:

Scenario	Description	Cash Flow Classification
(A) Policyholder pays $1,000 in premium prior to policy effective date	Full amount is refundable; no performance obligation yet satisfied	$1,000 cash inflow – Financing Activity
(B) Policy becomes effective and the Company earns $100 commission	Commission revenue is recognized; funds retained by the Company	$100 – Operating Activity (included in net income) $100 – cash outflow – Financing Activity
(C) Remaining $900 remitted to carrier	The Company passes through premium, net of commission revenue	$900 cash outflow – Financing Activity

When the Company receives a $1,000 premium payment from a policyholder prior to the policy effective date, the full amount is initially recorded as a premium deposit, as the policyholder retains the right to cancel and receive a full refund prior to the effective date. At this point, the Company has not satisfied any performance obligation to its customer (the carrier), and no revenue is recognized under ASC 606. On the effective date of the policy, the Company’s performance obligation is considered complete — it has successfully arranged and placed the policy. At that time, the earned portion (e.g., a $100 commission) becomes revenue. At that point, or soon after, the remaining amount (e.g., $900) is remitted to the insurance carrier. In the statement of cash flows, the initial receipt of $1,000 is classified as a financing inflow, reflecting its nature as cash deposited from policyholders. A $100 operating cash inflow and financing cash outflow are imputed representing the amount of the retained commission earned. The amounts paid to the carrier of $900 is recorded as a financing cash outflow when paid.

August 25, 2025

Note 10. Earnings Per Share, page F-16

8.	We note the tabular presentation of the EPS calculation on page F-16 is labeled for the period ended December 31, 2024; however, the amounts appear to be derived from the six months ended June 30, 2024. Please revise to correct the typographical error or clarify accordingly.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has updated the disclosure on page F-16 of the Amended Draft Registration Statement as requested.

* * *

Please do not hesitate to contact Mark Mushkin of Orrick, Herrington & Sutcliffe LLP at (212) 506-3507 with any questions or comments regarding this letter.

Sincerely,

/s/ Orrick, Herrington & Sutcliffe LLP

Orrick, Herrington & Sutcliffe LLP

cc:	Trevor Burgess, Neptune Insurance Holdings Inc.

Jim Steiner, Neptune Insurance Holdings Inc.

Matt Duffy, Neptune Insurance Holdings Inc.